Att
3.1.2004

04001888

VF 2-26-04

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janus Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Fillmore Street
(No. and Street)

Denver, CO 80206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory A. Frost 303-336-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Denver CO 80202
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2004 WASH. D.C. 181

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

0 3-2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Loren M. Starr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janus Distributors LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN D. CONLEY NOTARY PUBLIC STATE OF COLORADO

Janus Distributors LLC
(SEC I.D. No. 8-43810)
(A Wholly Owned Subsidiary of Janus Capital Management LLC)

Statement of Financial Condition

as of December 31, 2003 and Independent Auditors' Report

and Supplemental Report on Internal Accounting Control

Filed in accordance with Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Janus Distributors LLC:

We have audited the accompanying statement of financial condition of Janus Distributors LLC ("JD") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of JD's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of JD at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

Deloitte
Touche
Tohmatsu

JANUS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
(in thousands)

ASSETS		December 31, 2003
Current Assets		
Cash and cash equivalents	$	4,452
Deferred commissions		63
Prepaid expenses and other current assets		767
Total Assets	$	5,282
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Intercompany payables	$	658
Other liabilities		380
Total Liabilities		1,038
Member's Capital		
Member's capital		28,413
Accumulated deficit		(24,169)
Total Member's Capital		4,244
Total Liabilities and Member's Capital	$	5,282

See accompanying notes to financial statement.

JANUS DISTRIBUTORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Janus Distributors LLC ("JD") is a general distributor and agent for the sale and distribution of shares of certain investment companies and variable annuities (hereafter referred to as "mutual funds") which are directly advised or serviced by Janus Capital Management LLC ("JCM") and its consolidated subsidiaries.

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - JD considers cash on hand, deposits with financial institutions and money market funds to be cash and cash equivalents.

Deferred Commissions - Deferred commissions are commissions paid to financial intermediaries on sales of certain Janus Adviser Series shares, referred to as "C shares". Fees received by JD from redemption of C shares within one year of purchase reduce the unamortized deferred commissions. Deferred costs on outstanding shares are amortized over one year, or when the shares are redeemed, if earlier.

Income Taxes – No amounts related to income taxes has been included in the accompanying financial statements, as limited liability companies are treated as partnerships for tax purposes. All income or losses accrue to JD's sole member, JCM.

2. RELATED PARTIES AND OTHER MATTERS

Certain officers of JD are also officers of JCM and subsidiaries and of the mutual funds distributed by JD.

JCM has agreed to make capital contributions to JD to the extent required to maintain net capital.

3. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, JD is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2003, JD had net capital of $3,417,000 which exceeds the required amount by $3,348,000. JD's net capital ratio was 0.31 to 1.

* * * * *

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte
& Touche

February 23, 2004

Janus Distributors LLC

In planning and performing our audit of the statement of financial condition of Janus Distributors LLC ("JD") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on JD's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by JD that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

We did not review the practices and procedures followed by JD in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because JD does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of JD is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which JD has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of JD's internal control would not necessarily disclose all matters in JD's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving JD's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that JD's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP